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                                                                    Exhibit 99.1

                         INDEPENDENT ENERGY HOLDINGS PLC

                                    RE: OFGEM


Independent Energy is pleased to announce that is has agreed with the gas and electricity regulator OFGEM an additional license condition which demonstrates the Group's commitment to improve all areas of customer service following the billing problems it has experienced.

The additional license condition reflects the Group's increased commitment to the following three areas:

-   Accurate and prompt billing
-   Prompt processing of new customers
-   Prompt and effective response to customers

The Company will not register new domestic and very small business customers until it has achieved its commitment to customers.

Independent Energy will work with its suppliers to achieve these agreed standards as quickly as is practicable.

John Sulley, Chief Executive, Independent Energy Holdings PLC, commented:

"Our discussions with Ofgem follow the significant backlog in billing the group has experienced. We have been active in trying to resolve these and to date over 60% of the backlog has been cleared. We anticipate substantially completing the backlog by the end of June."

"This situation has resulted in a number of customer concerns which have put further stain on our customer service operation and we have been working to find a way of resolving this situation as quickly and effectively as possible. Our first priority is to clear the backlog of all billing problems and to improve the Group's call centre and customer service operations. We will do this before taking on new customers in the domestic and very small business market, which currently represents around 10% of Group turnover and profit."

"We are confident within a short space of time the Group will resolve its customer service problems to provide an improved and superior service."

"During the last four years Independent Energy has earned a good reputation amongst its medium sized business customers. As a new entrant to the market for smaller electricity customers, I believe we can learn from our current experiences to achieve the same high standard of customer satisfaction within this market."

This press release includes forward-looking statements within the meaning of Section 27A of the


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U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act
of 1934. Although Independent Energy believes that its expectations are based on reasonable assumptions, it cannot provide assurances that these expectations will be achieved. Important factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, success in implementing its business strategies, increases in the cost of energy, its ability to develop or obtain the necessary systems required by an expanding level of operations and changes in the economic and other conditions in which it competes. Many of these factors are beyond are beyond the control of Independent Energy and its management.

                                                                     10 May 2000